UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Grindrod Shipping Holdings Ltd., announcing the filing of its 2019 Annual Report on Form 20-F and fleet update.

Exhibits

99.1

Press release of Grindrod Shipping Holdings Ltd. dated June 5, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: June 5, 2020	/s/Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer

[Exhibit 99.1]

Grindrod Shipping Holdings Ltd. Announces Filing of 2019 Annual Report on Form 20-F and Fleet Update

Singapore, June 5, 2020: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, today announced that it has filed its Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2019 Annual Report can be accessed on the Company’s website, www.grinshipping.com, under the “Investor Relations--SEC Filings - Nasdaq” section or on the website of the SEC at www.sec.gov.

The Company also announced that it has contracted to sell to unaffiliated third parties the 2010-built medium range tanker Rhino for a gross price of US$15.3 million and the 2008-built medium range tanker Inyala for a gross price of US$14.1 million in two separate transactions. Rhino is expected to be delivered to her new owners by June 30, 2020, though we can provide no assurances that the delivery will take place by that time or at all. Inyala was delivered to her new owners on June 4, 2020.

On February 25, 2020, we issued a press release of our unaudited financial results for the half year and full year periods ended December 31, 2019. Subsequent to the announcement of our unaudited 2019 results, we recorded an additional impairment loss on ships of approximately $8.1 million for the year ended December 31, 2019 in the results reported in our audited financial statements for the 12 months ended December 31, 2019, as disclosed in our 2019 Annual Report. The additional impairment recorded was as a result of us contracting to sell these two vessels. As a consequence, the loss for the year ended December 31, 2019 of $43.5 million reported in our 2019 Annual Report is $8.1 million greater than the $35.4 million loss for the year reflected in our announcement of our unaudited results, amongst other financial effects.

The Company also announced that we agreed to amend the charterparty relating to the supramax bulk carrier IVS Pinehurst to extend the charter-in for a period of about five to seven months commencing on May 3, 2020. We retain the option to purchase this vessel, but no longer have options to extend the period of the charter.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 14 supramax/ultramax drybulk carriers on the water with two chartered-in ultramax drybulk carriers under construction in Japan due be delivered in 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of six medium range tankers (including Rhino) and one small tanker. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Furthermore, there can be no assurance that the term loan facility described above will be obtained on the terms described or ultimately entered into.  These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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